By EDGAR – CORRESP

November 2, 2005

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant

Re:	AmerisourceBergen Corporation

Form 10-K for September 30, 2004

Form 10-Q for June 30, 2005

File No. 1-16671

Dear Sir or Madam:

Set forth below are the responses of AmerisourceBergen Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 (the “2004 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (the “3Q 2005 Form 10-Q”), as set forth in your letter dated October 5, 2005 (the “Comment Letter”) addressed to the undersigned. We have reproduced the comments contained in the Comment Letter and have set forth our response below the text of each comment.

You should be aware that the Company is in the midst of many time-consuming and critical fiscal year-end activities (including completion of its audited financial statements, 2005 Form 10-K and assessments under Section 404 of the Sarbanes-Oxley Act of 2002). Accordingly, we trust that the staff of the Commission will work with us to facilitate an expeditious resolution of the comments, among other things, so that we can include any agreed-upon disclosures in our Form 10-K for fiscal 2005 and so that we can devote our full attention and energies to the completion of our fiscal year-end activities.

Form 10-K for September 30, 2004

Management’s Discussion and Analysis

1. You identify critical accounting policies requiring significant estimates such as supplier reserves and merchandise inventories. We believe that the focus of this disclosure should be on the estimate identified as critical rather than policies. For each critical accounting estimate, please provide us in disclosure-type format management’s analysis of how the estimate has affected your results of operations for each period presented, and how the variability that is reasonably likely to result from application of each critical accounting estimates may affect your future operations. Refer to Release 33-8350.

Response:

Based upon our review of your comments and of Release 33-8350, we intend to enhance our future Form 10-K disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to:

•	provide more discussion of critical accounting estimates and assumptions together with our discussion of the underlying critical accounting policies,

•	address specifically, to the extent possible, why the accounting estimates and assumptions bear the risk of change, and

•	provide quantitative disclosure when that information is reasonably available, which generally is when it is possible to illustrate changes in financial impact due to quantitative changes in assumptions.

In our future Form 10-Q disclosures, we will continue to provide disclosure of specific items that are significant to an understanding of the results of operations.

Based upon our understanding of Release 33-8350 and in light of our historical disclosures, we have concluded that certain qualitative changes to our Form 10-K description of supplier reserves should be made and that no revision to our Form 10-K description of merchandise inventories is necessary. Historically, in our discussion of supplier reserves, we have stated that we establish the reserves based upon qualitative assessments of our accounts with each supplier, giving appropriate consideration to the unique facts applicable to each situation. We do not establish the reserves based upon numerical factors that would cause the estimates to vary depending on the numerical values assigned to the factors. In the case of merchandise inventories, we have historically disclosed, and will continue to disclose, the effect on inventory if we were to use the FIFO method rather than the LIFO method. We believe that this disclosure demonstrates the quantitative effect of a change in our assumptions.

Historically, we have provided specific disclosures on a quarterly basis within the body of our MD&A text of the net effect of significant items that have affected our results of operations, such as changes in bad debt expense. We will continue to do so. In addition, we intend to increase the level of detail that we provide in future Form 10-K MD&A discussion of our allowance for doubtful accounts because the allowance for doubtful accounts is our largest reserve account. With respect to other disclosures relating to estimates, such as the discussion of loss contingencies, we believe that the estimates in question are based on specific factual assessments and do not vary based on quantitative assumptions or changes in quantitative factors.

Set forth below is an illustration, in disclosure type format, of how we intend to address critical accounting policies and estimates in future Form 10-K MD&A discussion. For purposes of the illustrative disclosure, we have used data from the periods covered by the 2004 Form 10-K. In the illustrative disclosure below, among other things, we set forth the change in bad debt expense and we disclose the effect of a fixed percentage change in the allowance for doubtful accounts in relation to trade receivables. We have not included in our illustrative disclosure any discussion of the effect on stock option expense of our choice of a methodology for determining the fair market value of stock options. We will include such discussion beginning with our Form 10-K for the fiscal year ended September 30, 2005.

Critical Accounting Policies and Estimates

Critical accounting estimates are those accounting estimates and assumptions that can have a material impact on the Company’s financial position and results of operations and require the use of complex and subjective estimates based upon past experience and management’s judgment. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing the Company’s financial statements that management believes are the most dependent on the application of estimates and assumptions. For accounting policies, see Note 1 of “Notes to Consolidated Financial Statements.”

Allowance for Doubtful Accounts

Trade receivables are primarily comprised of amounts owed to the Company for its pharmaceutical distribution and services activities and are presented net of an allowance for doubtful accounts and a reserve for customer sales returns. In determining the appropriate allowance for doubtful accounts, the Company considers a combination of factors, such as the aging of trade receivables, industry trends, its customers’ financial strength and credit standing, and payment and default history. The calculation of the required allowance requires judgment by Company management as to the impact of these and other factors on the ultimate realization of its trade receivables. On a continual basis, Company management monitors the collectibility of the

Company’s trade receivables by reviewing the aging of accounts past due, evaluating changes in economic and industry trends, and assessing the credit worthiness of its customers. Changes in the aforementioned factors, among others, may lead to adjustments in the Company’s allowance for doubtful accounts. Schedule II of this Form 10-K sets forth a rollforward of the allowance for doubtful accounts.

During the fiscal year ended September 30, 2004, the Company’s bad debt expense declined by $56.3 million primarily due to a $17.5 million recovery from a former customer in the Pharmaceutical Distribution segment, a $9.1 million recovery from a customer in the PharMerica segment, and the continued improvements made in the credit and collection practices in both segments. An increase or decrease of 0.1% in the 2004 allowance as a percentage of trade receivables would result in an increase or decrease in the provision on accounts receivable of approximately $2.7 million.

Supplier Reserves

The Company establishes reserves against amounts due from its suppliers relating to various price and rebate incentives, including deductions or billings taken against payments otherwise due them from the Company. These reserve estimates are established based on the judgment of Company management after carefully considering the status of current outstanding claims, historical experience with the suppliers, the specific incentive programs and any other pertinent information available to the Company. The Company evaluates the amounts due from its suppliers on a continual basis and adjusts the reserve estimates when appropriate based on changes in factual circumstances. The ultimate outcome of any outstanding claim may be different than the Company’s estimate.

Loss Contingencies

The Company accrues for loss contingencies related to litigation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies.” An estimated loss contingency is accrued in the Company’s consolidated financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Assessing contingencies is highly subjective and requires judgments about future events. The Company regularly reviews loss contingencies to determine the adequacy of the accruals and related disclosures. The amount of the actual loss may differ significantly from these estimates.

Merchandise Inventories

Inventories are stated at the lower of cost or market. Cost for approximately 92% and 94% of the Company’s inventories at September 30, 2004 and 2003, respectively, are determined using the last-in, first-out (“LIFO”) method. If the Company had used the first-in, first-out (“FIFO”) method of inventory valuation, which approximates current replacement cost, inventories would have been approximately $166.1 million and $169.4 million higher than the amounts reported at September 30, 2004 and 2003, respectively.

Goodwill and Intangible Assets

The Company accounts for purchased goodwill and intangible assets in accordance with Financial Accounting Standards Board (“FASB”) SFAS No. 142 “Goodwill and Other Intangible Assets.” Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment on at least an annual basis. Intangible assets with finite lives, primarily customer relationships, non-compete agreements and software technology, will continue to be amortized over their useful lives.

In order to test goodwill and intangible assets with indefinite lives under SFAS No. 142, a determination of the fair value of the Company’s reporting units and intangible assets with indefinite lives is required and is based, among other things, on estimates of future operating performance of the reporting unit and/or the component of the entity being valued. The Company is required to complete an impairment test for goodwill and intangible assets with indefinite lives, and record any resulting impairment losses annually. The Company uses an income approach to determine the fair value of its reporting units and intangible assets with indefinite lives. Changes in market conditions, among other factors, may have an impact on these fair values. The Company completed its required annual impairment tests in the fourth quarters of fiscal 2004 and 2003 and determined that there was no impairment.

Stock Options

The Company may elect to account for stock options using either Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) or SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company has elected to use the accounting method under APB 25 and the related interpretations to account for its stock options. Under APB 25, generally, when the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had the Company elected to use SFAS No. 123 to account for its stock options under the fair value method, it would have been required to record compensation expense and as a result, diluted earnings per share for the fiscal years ended September 30, 2004, 2003 and 2002 would have been lower by $0.74, $0.16 and $0.10, respectively. Effective September 1, 2004, the Company vested all employee options then outstanding with an exercise price in excess of $54.10 (the closing stock price on August 31, 2004). The accelerated vesting was approved by the Compensation and Succession Planning Committee of the Company’s board of directors for employee retention purposes and in anticipation of the requirements of SFAS No. 123R. As a result of the accelerated vesting, the pro-forma compensation expense and the corresponding reduction in diluted earnings per share in fiscal 2004 was significantly greater than the pro-forma compensation expense and the corresponding reduction in diluted earnings per share in fiscal 2003 and 2002.

2. Provide us in disclosure-type format an explanation of how the amount of bad debt expense is computed each quarter and indicate if the amount is computed in a consistent manner each period. Explain why management believes the allowance for doubtful accounts is adequate at September 30, 2004 and June 30, 2005 when the allowance has decreased while accounts receivable have increased. We note that bad debt expense was much lower in each of the six quarters ended March 31, 2005 than in other recent quarters. You disclose recoveries from two customers that had been written off as the reason for the decline in bad debt expense. Further explain if and how those two recoveries affected six quarters, or more fully explain any other reasons.

Response:

Set forth below in disclosure-type format is an explanation of how the amount of bad debt expense is computed each quarter in a consistent manner.

Each of the Company’s business units performs ongoing credit evaluations of its customers’ financial condition and maintains reserves for probable bad debt losses based on historical experience and for specific credit problems when they arise. The Company writes off balances against the reserves when collectibility is deemed remote. Each business unit performs formal documented reviews of the allowance at least quarterly and the Company’s largest business units perform such reviews monthly. There were no significant changes to this process over the time period covered by the reviewed filings and the bad debt expense was computed in a consistent manner during these periods. The bad debt expense for any period presented is equal to the changes in the period end allowance for doubtful accounts, net of write-offs and recoveries.

As to the adequacy of the allowance for doubtful accounts, we believe that the Company’s allowance for doubtful accounts is adequate at September 30, 2004 and June 30, 2005 based upon the process described above, our historical experience and the supplemental information and analysis provided below.

The table below reflects that the increase in accounts receivable from September 30, 2004 to June 30, 2005 is due to the number of business days in June 2005 of 22 being greater than the number of business days in September 2004 of 21. As the Company’s days sales outstanding (“DSO”) is consistently under 20 days in any period, the number of business days in the quarter-end months has a significant impact on the quarter-end accounts receivable balance. As shown below, the DSO for the month of June 2005 is actually well below the DSO for the month of September 2004. In addition, if the accounts receivable balance from the Company’s five largest accounts, none of which is an at-risk customer, is excluded from both periods, the remaining accounts receivables for the rest of the Company’s customers declined from $2,233.7 million as of September 30, 2004 to $2,159.4 million as of June 30, 2005.

The table below also shows that the allowance for returns and doubtful accounts has declined from September 30, 2004 to June 30, 2005 primarily as a result of the decrease in the allowance for sales returns. Excluding the returns allowance, the allowance for doubtful accounts has remained very consistent between the two periods. The allowance for sales returns has declined consistent with a decline in the percentage of returns to sales due to improvements in order accuracy as a result of increasing order automation by the Company and as a result of stricter return policies imposed upon customers. Because the Company’s customer sales return policy generally allows customers to return products only if the products can be resold at full value or returned to suppliers for full credit and may include restocking fees, changes in the allowance for sales returns have minimal profit and loss impact. This impact is reflected in gross profit, not bad debt expense.

Accounts Receivable Analysis (dollars in 000’s)	As of and for the Month Ended June 30, 2005	As of and for the Month Ended September 30, 2004
Balances as Reported:
Accounts receivable, less allowances for returns and doubtful accounts	$2,455,124	$2,260,973
Add: Allowances for returns and doubtful accounts	426,262	464,354

Accounts Receivable, before allowances	$2,881,386	$2,725,327

Monthly Revenue – June 2005	$4,825,134
Monthly Revenue – September 2004		$4,328,552
Number of Business Days	22	21
Days Sales Outstanding	17.9	18.9
Reported allowances for returns and doubtful accounts	$426,262	$464,354
Less: Allowance for returns	284,632	318,669

Allowance for doubtful accounts	$141,630	$145,685

In summary, the June 30, 2005 accounts receivable balance increased from the September 30, 2004 accounts receivable balance due to an increase in business days between the two months, while the overall risk profile decreased as evidenced by the DSO reduction and reduction in the accounts receivable balance excluding the Company’s five largest accounts. Accordingly, the allowance for doubtful accounts, net of the allowance for returns, has remained consistent.

As discussed in the 2004 Form 10-K, the Company’s reductions in bad debt expense in fiscal 2004 from fiscal 2003 were due to two significant recoveries against previously reserved customer accounts, $17.5 million from a large former customer in the Pharmaceutical Distribution segment and $9.1 million from a customer that emerged from bankruptcy in the PharMerica segment. In addition, there were no significant new customer bankruptcies in fiscal 2004 and, as noted in the MD&A of the 2004 Form 10-K, continued improvements were made during fiscal 2004 in the credit and collection practices in both segments. In the next two paragraphs below, we have provided additional details regarding these improvements in credit and collection practices that positively impacted our fiscal 2004 bad debt expense.

The credit and collection improvements made at PharMerica have resulted in a net bad debt expense (excluding the previously mentioned recovery) of $18.4 million in fiscal 2004 (1.25% of revenue) down from $31.7 million (1.97% of revenue) in fiscal 2003 and $30.2 million (2.05% of revenue) in fiscal 2002. These improvements were a result of targeted initiatives started in 2000 and 2001 to reduce significant credit losses experienced by PharMerica and the rest of the long term care pharmacy industry in fiscal 1998 through 2001, resulting from the deteriorated financial condition of nursing home customers, which were significantly impacted by reductions in nursing home reimbursement as a result of the Balanced Budget Act of 1997. In particular, nursing homes suffered from the change in reimbursement from a cost-based to a prospective payment system (“PPS”). Following the introduction of PPS, five of the top eight nursing home facility chains filed for bankruptcy with two of these companies emerging from bankruptcy in 2001, two more in 2002, and the fifth company (the PharMerica customer described above), emerging in late 2003. During this time frame, Congress approved certain increases to reimbursement to help the nursing home industry in recovering from the setbacks it experienced with the shift to PPS.

Specifically, during that 2000-2002 timeframe, PharMerica initiated internal efforts to:

•	consolidate all of its billing and collections onto one pharmacy system (completed in late fiscal 2003),

•	establish consistent, company-wide, billing and collection policies and procedures,

•	centralize the collection effort for national accounts,

•	reduce the number of regional billing offices from 7 to 4,

•	establish the position of Admissions Coordinator in each of its approximately 100 pharmacies to ensure that all new patients had the correct third-party billing information at the time of admission to the nursing home, and

•	institute revised policies around Medicaid claims to ensure that past due claims were pursued before the end of their statutory recovery period.

The intent of these costly and extensive changes was to reduce bad debt expense as a percentage of revenues to below 1% on an ongoing basis. Significant benefits were achieved from these efforts in fiscal 2004, the first full year that all of PharMerica’s pharmacies were on the same billing and collections system.

Within Pharmaceutical Distribution, the credit and collection practices improved following the consolidation and relocation of the national account credit and collection process from Orange, CA, to the Company’s executive headquarters in Chesterbrook, PA, in early 2004. This consolidation, which was made in conjunction with the August 2001 merger of AmeriSource and Bergen Brunswig has led to increased management control and has facilitated the favorable resolution of certain longstanding disputes with major national account customers. In addition, during fiscal 2004, we placed significant emphasis on reducing past due and disputed receivables that had accumulated at one of our pharmaceutical distribution centers as a result of a systems conversion in fiscal 2003. As a result of these efforts, this distribution center experienced a significant reduction in the allowance for doubtful accounts from $13.9 million at September 30, 2003 to $1.3 million at September 30, 2004, primarily as a result of credits issued to customers in fiscal 2004. The customer credits reduced sales and gross profit in fiscal 2004 by amounts similar to the $12.4 million reduction in bad debt expense, resulting in a minimal net profit impact.

As noted, the six quarters ended March 31, 2005 were favorably impacted by the $17.5 million recovery from the former Pharmaceutical Distribution segment customer in the first quarter of fiscal 2004, and the subsequent resolution and receipt of additional disputed amounts resulted in a final settlement with the same customer of $4.5 million in the March 2005 quarter. The $12.4 million of bad debt expense reduction at the distribution center previously mentioned impacted the first through fourth quarters of fiscal

2004 by $1.9 million, $5.7 million, $2.6 million, and $2.2 million, respectively. The most significant change in any other customer account reserved in the Pharmaceutical Distribution segment occurred in the fourth quarter of fiscal 2004 when the Company resolved a longstanding dispute with a large PBM customer for $3.8 million, decreasing bad debt expense. The $9.1 million PharMerica recovery was recognized in the second and third quarters of fiscal 2004, in the amounts of $1.9 million and $7.2 million respectively.

3. Please provide us a revised contractual obligation table that includes interest on debt because we believe that interest is part of that contractual obligation.

Response:

We intend to include interest on debt in future contractual obligation tables that will be set forth in our future filings under the Securities Exchange Act of 1934, as amended (the “1934 Act”), with the Commission beginning with our Form 10-K for the fiscal year ended September 30, 2005.

Set forth below is a revised contractual obligation table using fiscal 2004 data, showing commitments at September 30, 2004 (in thousands) and including interest payments as part of the debt payments due for each period shown.

	Payments Due by Period
	Total	Within 1 year	1-3 years	4-5 years	After 5 years
Debt	$1,847,764	$423,598	$156,297	$899,901	$367,968
Operating Leases	197,194	58,177	79,080	38,119	21,818
Other Commitments	1,295,206	120,840	157,644	235,615	781,107

Total	$3,340,164	$602,615	$393,021	$1,173,635	$1,170,893

Financial Statements

4. You include in revenues sales of products where you act as an intermediary and shipments from the supplier directly to customers’ warehouses. Absent any other clarifying disclosure, these disclosures could be construed to mean that you are an agent rather than a principal in these transactions. In order to help us understand whether you are a principal or an agent, describe for us the form of these transactions and the rights and obligations of the parties involved. Also, provide us a thorough analysis of how your presentation of the gross amount of these product sales as revenues complies with EITF 99-19. In your response, explicitly analyze each of the EITF 99-19 indicators for gross reporting and explain to us why you believe the weight of these indicators dictate gross reporting. As part of, but not in place of, your analysis of the primary obligor indicator, tell us (A) whether your customers have ever looked to the supplier for the acceptability of the products purchased, including, but not limited to, the quantity, quality, and/or return rights of purchased products, and (B) if not, what causes them to look to you for fulfillment in light of the fact that they appear to have some level of direct interaction with the supplier, who is also the manufacturer of the products they purchased. If the indicators in EITF 99-19 dictate gross reporting, please propose revised disclosure that will clearly and concisely convey to investors why sales of products in which you act as an intermediary and shipments from the supplier directly to the customers’ warehouse are recorded on a gross basis.

Response:

We include in revenues bulk deliveries to customer warehouses where we act as an intermediary. Bulk delivery transactions involve either shipments from the supplier directly to customers’ warehouse sites or shipments from the supplier to the Company for immediate shipment to the customers’ warehouse sites. In order to help you understand whether we are a principal or an agent to these transactions, we have prepared an analysis of each EITF 99-19 indicator of gross revenue reporting and have included a discussion on how we weigh each indicator.

EITF 99-19 Indicators of Gross Revenue Reporting

1.	The company is the primary obligor in the arrangement. We are responsible for providing the product desired by the customer, including the acceptability of the product to the customer. Title to merchandise inventories typically is transferred to us at the shipping point, which is the supplier’s facility, and we are responsible for the shipment of the product to our customer. Title to our customer is transferred upon delivery to the customer. Based on the above, we have the risks and rewards of a principal in the transaction. We have weighed this indicator in favor of gross reporting.

2.	The company has general inventory risk (before customer order is placed or upon customer return). We have general inventory risk because our customers return product to us as opposed to returning product to our suppliers. As a result, we take back title to product when it is returned from our customers. When we receive returned product, we stock our shelves and attempt to sell the product to our customers over time. We do not immediately return the product to the supplier. We have weighed this indicator in favor of gross reporting.

3.	The company has latitude in establishing price. Our latitude is somewhat limited with respect to establishing price for these transactions and, as a result, we have placed no weight on this indicator as part of our decision to report on a gross basis.

4.	The company changes the product or performs part of the service. We do not change the product and, as a result, we have placed no weight on this indicator as part of our decision to report on a gross basis.

5.	The company has discretion in supplier selection. We do not have discretion in supplier selection and, as a result, we have placed no weight on this indicator as part of our decision to report on a gross basis.

6.	The company is involved in the determination of product or service specifications. We do not play a significant role in the determination of product or service specifications and, as a result, we have placed no weight on this indicator as part of our decision to report on a gross basis.

7.	The company has physical loss inventory risk (after customer order or during shipping). Physical loss inventory risk exists because title to merchandise inventories typically is transferred to us at the shipping point, which is the supplier’s facility and is transferred to our customers upon delivery to our customers. Additionally, risk of physical loss is even greater when inventory passes through one of our distribution facilities prior to it being delivered to our customers due to additional inventory handling that is involved compared to a direct shipment from the manufacturer’s facility to our customer where inventory handling is limited. Indeed, since we have physical loss inventory risk in bulk delivery transactions, we must carry and pay for inventory loss insurance. We have weighed this indicator in favor of gross reporting because a physical loss inventory would likely have an adverse impact on our insurance premiums and / or our results of operations.

8.	The company has credit risk. We assume 100% of the credit risk for the amount we bill to our customers. We have full credit risk for the products because our obligation to pay our suppliers are not conditioned upon our receipt of payment from our customers. We have weighed this indicator in favor of gross reporting because if our primary bulk customer experiences financial difficulty, it would likely have a significant impact on our operating results, especially in light of our low operating margins.

We believe the above analysis supports the application of gross reporting for bulk deliveries to customer warehouses. We have heavily weighted the indicators of primary obligor, general inventory risk, physical loss inventory risk, and customer credit risk since those risks have the potential to adversely impact our results of operations. We believe the weight of the aforementioned indicators far exceeds the weight and importance of the other indicators of EITF 99-19.

We intend to include the following expanded MD&A disclosure relating to the recognition of revenue from bulk delivery transactions in our future Form 10-K and Form 10-Q filings.

The Company reports the gross dollar amount of bulk deliveries to customer warehouses in revenue and the related costs in cost of goods sold. Bulk delivery transactions are arranged by the Company at the express direction of the customer, and involve either shipments from the supplier directly to customers’ warehouse sites or shipments from the supplier to the Company for immediate shipment to the customers’ warehouse sites. The Company is a principal to these transactions because it is the primary obligor and has general inventory risk, physical loss inventory risk, and customer credit risk. As a result and in accordance with the Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” the Company records bulk deliveries to customer warehouses as gross revenues. Gross profit earned by the Company on bulk deliveries was not material in any year presented.

5. You disclose a range of assumptions for the three years presented used in computing compensation expense under FAS 123. Please provide us in disclosure-type format the disclosure required by FAS 123 of the (separate) weighted average assumption for each year.

Response:

We intend to include weighted average assumptions in our future MD&A disclosures relating to stock related compensation beginning with our Form 10-K for the fiscal year ended September 30, 2005. Set forth below in disclosure type format is an illustration of such disclosure, using data from the periods covered by the 2004 Form 10-K.

The fair values for the Company’s options were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the years ended September 30, 2004, 2003 and 2002:

	2004	2003	2002
Weighted average risk-free interest rate	2.74%	2.52%	4.58%
Expected dividend yield	0.14%	0.14%	0.14%
Weighted average volatility factor of the expected market price of the Company’s Common Stock	0.357	0.375	0.335
Weighted average expected life of the options	5 years	5 years	5 years

The weighted average fair value of options granted during the years ended September 30, 2004, 2003 and 2002 was $20.28, $20.36 and $25.96, respectively.

6. It is not clear from the disclosure in Note 13 whether you aggregate operating segments into the two segments you report. FAS 131 requires disclosure if segments are aggregated. We note you discuss locally managed profit centers and various business groups that are not reported as separate segments. Explain to us in disclosure-type format how you have applied FAS 131 including aggregation, if any.

Response:

We intend to expand our disclosure in future 1934 Act filings to provide additional discussion of our application of FAS 131. Set forth below is an illustration of our intended future disclosure approach as applied to data from the periods covered by the 2004 Form 10-K.

Our operations are comprised of two reportable segments: Pharmaceutical Distribution and PharMerica.

The Pharmaceutical Distribution reportable segment includes the operations of AmerisourceBergen Drug Corporation (“ABDC”) and the AmerisourceBergen Specialty (“ABSG”), Packaging and Technology Groups. The Pharmaceutical Distribution reportable segment is comprised of two operating segments: ABDC and ABSG. The ABDC operating segment includes the operations of the AmerisourceBergen Packing Group and the AmerisourceBergen Technology Group.

The PharMerica reportable segment includes the operations of the PharMerica long-term care business (“Long-Term Care”) and a workers’ compensation-related business (“Workers’ Compensation”). The PharMerica reportable segment encompasses only the PharMerica operating segment.

In accordance with FAS 131, we have aggregated the operating segment of ABDC and the operating segment of ABSG into one reportable segment, the Pharmaceutical Distribution segment. Our decision to aggregate these two operating segments into one reportable segment was based on

•	the objective and basic principles of FAS 131,

•	the Aggregation Criteria as noted in paragraph 17 of FAS 131 and

•	the fact that ABDC and ABSG have similar economic characteristics.

The chief operating decision maker for the Pharmaceutical Distribution segment is the Chief Operating Officer of the Company whose function is to allocate resources to, and assess the performance of, the ABDC and ABSG operating segments. The President of ABDC and the President of ABSG each function as operating segment managers whose roles include reporting directly to the Chief Operating Officer of the Company on their respective operating segment’s business activities, financial results and operating plans.

The businesses of the Pharmaceutical Distribution operating segments are similar. These segments service both pharmaceutical manufacturers and healthcare providers in the pharmaceutical supply channel. The warehousing and distribution of pharmaceutical drugs, which are purchased from the same suppliers, is the primary business activity of both operating segments. The distribution of pharmaceutical drugs represented approximately 98.3%, 98.8%, and 99.2% of the Pharmaceutical Distribution segment’s total operating revenue for the fiscal years ended September 30, 2004, 2003 and 2002, respectively. ABDC and ABSG both operate in a high volume and low margin environment and, as a result, their economic characteristics are similar. Both operating segments warehouse and distribute products in a similar manner. Additionally, both operating segments are subject to the same extensive regulatory environment under which the pharmaceutical distribution industry operates.

7. Explain to us why you do not present any disclosure required by paragraph 37 of FAS 131 for your Pharmaceutical Distribution segment.

Response:

As noted in our response to comment 6 above, the distribution of pharmaceutical drugs represented approximately 98.3%, 98.8%, and 99.2% of the Pharmaceutical Distributions’ total operating revenue for the fiscal years ended September 30, 2004, 2003 and 2002, respectively. We elected not to disclose the service-related revenues generated from the Pharmaceutical Distribution segment due to their relative size in comparison to the distribution revenues generated from the segment.

We will continue to consider the need to disclose our service-related revenues generated from the Pharmaceutical Distribution segment in the future if those services continue to grow.

Form 10-Q for June 30, 2005

8. You discuss the business model transition in your pharmaceutical distribution business to inventory management agreements and a further transition to fee-for-service arrangements yet we do not see disclosure of:

•	The different nature of these arrangements including their terms and how you are compensated;

•	The effects/expected effects on historical/future operations, cash flows and financial position of these arrangements, both quantitative and qualitative;

•	The reason and manner that the transition to a fee-for-service model will establish a more predictable earnings pattern for you, which you disclose will be the result of the adoption of this model; or

•	Your accounting policies for recording and classifying in your financial statements amounts received and costs incurred under these new arrangements.

Please provide us the above information in disclosure-type format.

Response:

We intend to expand our MD&A discussion in future 1934 Act filings of the business model transition to address the requested disclosures. Set forth below is an illustration of our intended future disclosure approach, as applied to data from the periods covered by the 3Q 2005 Form 10-Q.

As more fully described in the Company’s Form 10-K for the fiscal year ended September 30, 2004, ABDC is in a business model transition with respect to how manufacturers compensate us for our services. Historically, supplier arrangements allowed us to generate gross profit in several ways, including cash discounts for prompt payments, inventory buying opportunities, rebates, inventory management and other agreements, vendor program arrangements, negotiated deals and other promotional opportunities. A significant portion of ABDC’s gross margin had been derived from our ability to purchase merchandise inventories in advance of pharmaceutical price increases and then hold these inventories until pharmaceutical prices increase, thereby generating a larger gross margin upon sale of the inventories. Over the last two years, pharmaceutical manufacturers have been increasing their control over the pharmaceutical supply channel by using product allocation methods, including the imposition of inventory management agreements (“IMAs”). Under a typical IMA arrangement, the Company is compensated based on specific contract defined formulas for maintaining a certain level of inventory for a pre-defined period prior to, as of, or subsequent to the date of a manufacturer price increase. The payment is triggered upon the manufacturer price increase and is recognized as a reduction of cost of goods sold over the longer of the product sell-through period or post-price increase monitoring period. Because the payment trigger is the date of the manufacturer price increase and the size of the payment is typically dependent on the percentage price increase, changes in manufacturers’ pricing patterns can cause significant volatility to the Company’s periodic earnings. Additionally, pharmaceutical manufacturers increasingly have been restricting our ability to purchase their products from alternate sources and have been requesting more product and distribution sales data from us.

All of the above has led to significant volatility in ABDC’s gross margin and, therefore we are continuing our efforts to shift our pharmaceutical distribution business to a fee-for-service model where we are compensated for the services we provide manufacturers versus one that is dependent upon manufacturer price increases (as is the case with the IMA model). We continue to work with our pharmaceutical manufacturer partners to define fee-for-service terms that will adequately compensate us for our services, such as our distribution services, inventory management, service level management, and other services. Under a typical fee-for-service agreement, the Company is compensated for its services based on a percentage of purchases over a defined time period. Amounts due for services rendered in the current period would typically be earned in the following month as a reduction of cost of goods sold as the related product is sold. As of June 30, 2005, we have signed agreements with a number of the large branded pharmaceutical manufacturers that we consider fee-for-service arrangements as well as some that we consider hybrid agreements with some attributes of IMAs and some attributes of fee-for-service arrangements. We believe the transition to a fee-for-service model will improve the efficiency of the supply channel and establish a more predictable earnings pattern for ABDC, while expanding our service relationship with pharmaceutical manufacturers. The fee-for-service arrangements may establish a more predictable earnings pattern because the Company earns a fee for its services performed on a monthly basis in contrast to the IMA model where earnings are largely predicated upon the timing and amount of pharmaceutical price increases. The business model transition has had the effect of reducing merchandise inventories because IMA and fee-for-service agreements both limit the amount of inventory we can carry, and as a result, we have experienced a significant increase in cash flow from operations. We continue to have discussions with pharmaceutical manufacturers regarding fee-for-service arrangements and expect to have agreements in place with a substantial majority of the large branded manufacturers by the end of calendar 2005. The majority of the reduction in merchandise inventories is expected to be realized by the end of fiscal 2005 as days held in inventory have decreased from 50 days at September 30, 2003 to 42 days at September 30, 2004 to 35 days at June 30, 2005. In fiscal 2006, as a result of merchandise inventories stabilizing as the large majority of branded manufacturers are under some form of fee-for-service contract, we would expect future cash flow from operations to track more closely to net income. However, there can be no assurance that this business model transition will provide all of the desired benefits or that the Company will be successful.

9. You state that “…a significant amount of the Company’s payments under current pharmaceutical manufacturer agreements are triggered by pharmaceutical manufacturer price increases. Although the Company is negotiating with pharmaceutical manufacturers to change the payment trigger and lessen its dependence on pharmaceutical manufacturer price increases, there can be no assurance that the Company will be successful in transforming its relationships to a fee-for-service structure from their current structure.” It is not clear from this disclosure what the current effect of this is on the financial statements and what likely effects any changes would have on the financial statements. More fully explain to us in disclosure-type format the reasonably likely effects of this known uncertainty on future operations, cash flows and financial position.

Response:

We believe that we have disclosed, to the extent possible, the effect of the decrease in buy-side purchasing opportunities on our financial statements. We have disclosed in past 1934 Act filings that gross and operating margin declines were caused in part by the reduction in buy-side opportunities and will continue to do so when appropriate. We have addressed in past 1934 Act filings the positive impacts of the supply channel transition on cash flows, interest expense and financial position. Given the qualitative nature of this process, it is not possible to quantify the future effect on results of operations.

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In connection with the Commission’s request in the Comment Letter that the Company provide a statement containing certain acknowledgements, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 727-7130 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

/s/ MICHAEL D. DICANDILO
Michael D. DiCandilo
Executive Vice President and Chief Financial Officer